March 21, 2012

Mr. Andrew D. Mew
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-0404

Re:	W.W. Grainger, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File No. 1-05684

Dear Mr. Mew:

We are writing in response to your letter dated March 9, 2012, commenting on our above-referenced filings.

For ease of reference, each of the Staff’s comments is reproduced below in italics, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 6: Selected Financial Data, page 10

1.
Please revise to disclose all of your long-term obligations or advise us why you have excluded, for example, long-term accrued employment-related benefits costs. Refer to Instruction 2 to Item 301 of Regulation S-K.

Response:

Grainger’s other long-term obligations consist of accrued employment-related benefits costs and deferred income taxes, tax uncertainties and derivative instruments. These obligations are disclosed in the financial statements and related footnotes. We will revise future filings to include these other long-term obligations in Item 6, in addition to the long-term debt already disclosed.

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

2.
We note your discussion of changes in business inventory levels and projected inventory growth. Please advise us of and revise to address the reasons for your rising inventory levels relative to cost of goods sold.

Response:

Our discussion of business inventory levels on page 12 under Business Environment relates to general business conditions rather than to Grainger’s inventory levels. We believe our customers’ anticipated need to rebuild their inventory levels is one of several economic indicators that give insight into Grainger’s sales growth. As noted in that paragraph, we believe “the need for businesses to replenish inventories in 2010 and 2011 after the economic downturn contributed to Grainger’s sales growth”. Therefore, a discussion of Grainger’s inventory levels is not required, or applicable in Item 7.

The increase in Grainger’s inventory was due primarily to higher purchases to maintain service levels in response to the 12.5% increase in sales and inventories acquired through the acquisition of Fabory.

Item 8: Financial Statements and Supplementary Data, page 26

Note 1 – Summary of Significant Accounting Policies, page 44

3.
Please revise to disclose your method of amortization for your intangible assets amortized over useful lives of one to 22 years. Further, please advise us of your consideration using an accelerated method of amortization in reflecting the systematic allocation of the intangible’s cost to the periods benefited or explain to us how you determined the straight-line method over estimated useful lives was appropriate. Refer to FASB ASC 350-30-35-6.

Response:

The majority of Grainger’s intangibles, excluding goodwill, consist of customer lists and customer relationships. The straight-line method of amortization is used as we determined it approximates customer attrition patterns and best estimates the use pattern of the asset. We will revise future filings to include the disclosure of our method of amortization and the considerations used in determining this amortization method.

Note 3 – Goodwill and Other Intangible Assets, page 49

4.
Please clarify and reconcile for us your addition to goodwill from acquisitions of $135 million given a significantly higher goodwill amount of approximately $257 million was incurred resulting from the Fabory acquisition.

Response:

The $257 million disclosed in Footnote 2 – Business Acquisitions for the Fabory acquisition includes all intangibles, not just goodwill. The goodwill related to the Fabory acquisition was approximately $135 million which reconciles to the amount disclosed in footnote 3. In future filings, as appropriate, we will state more clearly the components of intangibles acquired as part of a business acquisition.

Note 13 – Capital Stock, page 63

5.
We note a significant amount of treasury shares accumulated as of December 31, 2011. Please disclose your accounting treatment for the allocation of the amounts paid for treasury shares. In addition, please disclose whether the stock has been acquired for retirement, purposes other than retirement or the ultimate disposition has not yet been determined. See FASB ASC 505-30.

Response:

All of Grainger’s common stock that is in treasury was purchased by Grainger at market price. As permitted by ASC 505-30-45-1, this purchase price was recorded as a separate deduction from the other components of stockholder’s equity as the ultimate disposition of the remaining shares in treasury has not been determined. As disclosed in the table in Footnote 13, some of the shares of treasury stock have been used for the exercise of stock options and the issuance of other stock-based compensation. However, no additional disclosures are deemed necessary.

Note 16 – Earnings Per Share, page 67

6.	Please tell us and identify in the footnote the nature of the participating securities in your two class EPS numerator and denominator reconciliations. Refer to FASB ASC 260-10-55 and 505-10-50-3.

Response:

As disclosed in Footnote 12 – Stock Incentive Plans, restricted share units are entitled to receive cash payments equivalent to cash dividends and other distributions paid with respect to common stock. We will revise future filings to include a description of the nature of Grainger’s participating securities in the earnings per share footnote.

As you have requested, we hereby acknowledge the following:

•	Grainger is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Grainger may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope the foregoing responses adequately address the comments raised in your letter dated March 9, 2012. If there are any additional questions or comments, or if further clarification is needed, please contact the undersigned at (847) 535-1173. Thank you very much.

Sincerely,

\s\ Gregory S. Irving
Gregory S. Irving
VP Finance & Controller, Chief Accounting Officer
W.W. Grainger, Inc.

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